

January 31, 2014

Via E-mail
Keith R. Stewart
Chief Executive Officer
ValueVision Media, Inc.
6740 Shady Oak Road
Eden Prairie, MN 55344

>   **Re: ValueVision Media, Inc.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed January 24, 2014**
>   **File No. 000-20243**

Dear Mr. Stewart:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We noticed that solicitation and voting will take place over the internet. To the extent any plans exist to disseminate the proxy statement electronically, please provide us with a brief legal analysis demonstrating, if true, that ValueVision will fully comply with the timing and other requirements specified in Exchange Act Rule 14a-16, or advise.

2. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for such opinion or belief. Support for any such opinions or beliefs should be self-evident, disclosed in the soliciting materials or provided to the staff on a supplemental basis. Please provide support for the following:

    • Your statement that the Clinton Group is "focused on short term profits." (cover letter)

- Your statement that the Shareholder Group's proposals are made in furtherance of their "own interests" and that "the Shareholder Group's proposals are not in the best interests of ALL shareholders." (cover letter)

- Your statement that turning over control of the Company "creates too great a risk of missteps and lost opportunities that could substantially diminish, rather than enhance, shareholder value" and that "the Shareholder Group Proposals would destroy shareholder value." (page 9)

3. Please confirm, on a supplemental basis, that ValueVision Media, Inc. has no disclosure required by Item 5(b)(1)(iii) of Schedule 14A to report regarding any convictions in a criminal proceeding of any of the participants during the past ten years. While we recognize that negative responses to this item requirement need not be disclosed in the proxy statement, the line item requires a statement as to "whether or not" any reportable proceeding occurred.

Cover Letter

4. Please revise here and throughout the proxy statement as applicable to indicate that the Shareholder Group is not legally required to pay a control premium to the extent they are successful in acquiring control of the board of directors.

Notice of Special Meeting

5. We note that Proposal 1, if approved, will repeal any provision of the Company's by-laws that was not included in the by-laws filed with the SEC on September 27, 2010, if such bylaws are "inconsistent with or disadvantageous to the election of the nominees." Please provide additional disclosure or clarity regarding the "inconsistent with or disadvantageous to" standard that will be applied in determining whether by-laws enacted subsequent to September 27, 2010 will be repealed.

Questions and Answers about the Special Meeting, page 1

Q: How will abstentions and "broker non-votes" be treated at the Special Meeting?, page 3

6. We note your disclosure that broker non-votes will have no effect on the outcome of Proposals 1-3 or 5, except to the extent that such broker non-votes could cause the affirmative vote total to be 25% or less of the number of your outstanding shares. However, because Proposals 1-3 and 5 require the affirmative vote of the holders of a majority of the number of shares of common stock present in person or by proxy at the Special Meeting, and because broker non-votes are counted as present for purposes of determining a quorum, it appears that broker-non votes will constitute, in effect, a vote against Proposals 1-3 and 5, and that broker non-votes will have an effect similar to that

which they have on Proposal 4. Please revise your disclosure to reflect this fact, or advise.

Background on the Calling of the Special Meeting, page 5

7. Please briefly describe the reason(s) that you and your Minnesota counsel determined that the Shareholder Group's letters requesting a special meeting were deficient under your by-laws and Minnesota law.

Reasons to Reject the Shareholder Group Proposals, page 9

8. We note your statement in the fourth bullet point that "the Shareholder Group has no duty to act in the best interests of all the Company's shareholders in determining the Company's strategic direction or when nominating the Shareholder Group Nominees." Please revise to clarify that the Shareholder Group Nominees would owe fiduciary duties to the company if duly elected.

9. We note your disclosure on page 10 that the removal and replacement of all but one of your Board members would result in accelerated vesting of a substantial number of options and restricted stock awards. Please revise to clarify whether the accelerated vesting is triggered because the accelerated vesting would constitute a change of control under the terms of any such awards.

Board of Directors, Corporate Governance and Executive Officers, page 19

10. With respect to Messrs.Orr, Ayd, and McGrath, please revise your disclosure to describe more specifically each person's principal occupation and employment during the past five years, or clarify your disclosure by adding dates or the duration of employment. Please refer to Item 401(e) of Regulation S-K. To the extent that any of these persons retired or was otherwise not employed during the past five years, please state so explicitly.

Information about Our Solicitation of Proxies and Related Expenses, page 30

11. We note that the participants may employ various methods to solicit proxies, including mail, advertisement, telephone, email, or in person. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Please refer to Rules 14a-6(b) and (c) and confirm your understanding in this regard.

12. Please revise to state the total amount of expenditures to date, as that amount is known.

Participants in the Solicitation, page 30

13. Please revise your disclosure to provide a definitive statement that the persons identified on page 30 and in Appendix A are participants. The term "participant" is defined in Instruction 3 to Item 14A which has been codified at Exchange Act Rule 14a-101. Instruction 3 does not expressly provide that certain circumstances exist in which a person may be "deemed to be a 'participant.'" The qualifying language in this section may be construed as a disclaimer. Please revise and make conforming changes as necessary to make clear that each of the persons identified is a participant.

14. Please clarify here, and in Appendix A, that the registrant is a participant. Please refer to Instruction 3(a)(i) to Item 4 of Schedule 14A.

Executive Compensation, page 31

Market Data Review, page 32

15. We note that each executive officer's target total compensation in relation to comparably sized companies has been analyzed based on "published survey sources," and it appears that benchmarking may have occurred. It also does not appear that the specific surveys utilized or the comparable companies included in any such surveys have been identified. Please identify the surveys and the component companies or tell us why you believe you are not required to do so. Please refer to Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of our Regulation S-K Compliance and Disclosure Interpretations.

Severance Agreements and Severance Guidelines (change of control), page 43

16. Please advise us, with a view to revised disclosure in this and other sections of the proxy statement, whether the successful election of five or more directors nominated by the Shareholder Group will result in any change of control payments. If so, please quantify any such payments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer López, Staff Attorney, at (202) 551-3792, Lisa Kohl, Staff Attorney, at (202) 551-3252 or me, at (202) 551-3266 if you have any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Peter J. Ekberg
        Erik R. Daly
        Barnes & Thornburg LLP